

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Jacob Meldgaard
Chief Executive Officer
TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

> **Re: TORM A/S**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 0-49650**
> **Response Letter Dated June 8, 2012**

Dear Mr. Meldgaard:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. You state in your response to comment 4 in our letter dated May 25, 2012 that you are required to pay port fees in order to meet your obligations under charters for vessels. However, you also state that your vessels calling on ports in Cuba, Iran, Sudan, and Syria did so at the direction of unaffiliated third-party charterers, and that you have no knowledge of, or control over, payments made by those charterers to authorities in the referenced countries. Please tell us whether in the period since your letter to us dated September 9, 2009, there have been instances in which you, and not your charterers, have made any payments of port and/or other fees to authorities in the referenced countries. If so, tell us the types of charters pursuant to which you paid such fees, all categories of fees you paid, and the dollar amounts of the fees you paid to each of Cuba, Iran, Sudan, and Syria.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance